UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GEOEYE, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

37250W108
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	37250W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on May 3, 2012, there were 22,349,367 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of May 2, 2012.  As of the filing date of this Schedule 13D Amendment No. 5, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 53,844 and 4,717,535 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 5, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 5, after giving effect to the Blocker, Stephen Feinberg may be deemed to beneficially own 21.3% of the Common Shares of the Company.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The 53,844 and 4,717,535 Common Shares held by Cerberus Partners II, L.P. and Cerberus Series Four Holdings, LLC, respectively, were purchased for $1,542,523 and $135,131,021, respectively (including brokerage commissions).  The 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company held by Cerberus Satellite LLC were purchased for $78,000,000.  All securities reported in this Schedule 13D Amendment No. 5 were acquired with cash from the respective assets of Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.

Item 4.   Purpose of the Transaction.

       Item 4 is hereby amended by adding the following two paragraphs after the last paragraph thereof:

       On June 5, 2012, Cerberus and the Company agreed to amend the Letter Agreement (the “Letter Agreement Amendment”) to (i) provide that, until the earlier of the expiration of the Standstill Period and the adjournment of the 2013 annual meeting of stockholders of the Company, Cerberus shall cause all of the Series A Preferred Shares and Common Shares beneficially owned, directly or indirectly, by the Cerberus Parties (as such term is defined in the Letter Agreement) to be present at any annual or special meeting of the Company for quorum purposes and to vote in favor of any and all directors nominated by the Board for election at such meeting, and, in the case of a stockholder action by written consent that is not recommended by the Board, to not vote for any other directors or any action that removes directors nominated by the Board, and (ii) amend the definition of the “Standstill Period” so that clause (f) of such definition is deleted.

       The descriptions of the Letter Agreement Amendment set forth herein are qualified in their entirety by reference to the complete Letter Agreement Amendment, which is incorporated by reference as Exhibit 7.2 hereto.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       Based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on May 3, 2012, there were 22,349,367 Common Shares outstanding as of May 2, 2012.  As of the filing date of this Schedule 13D Amendment No. 5, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, held 53,844 and 4,717,535 Common Shares, respectively, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion.  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  The Series A Preferred Shares have no expiration date.  Without regard to the Blocker, as of the filing date of this Schedule 13D Amendment No. 5, the 80,000 Preferred Shares were convertible into 2,688,347 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series Four Holdings, LLC and Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 5, after giving effect to the Blocker, Stephen Feinberg may be deemed to beneficially own 21.3% of the Common Shares of the Company.

       During the sixty days on or prior to the filing date of this Schedule 13D Amendment No. 5, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       The descriptions of the Letter Agreement and the Letter Agreement Amendment set forth in Item 4 hereof are hereby incorporated by reference in their entirety in this Item 6.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following exhibit:

       7.2.           Amendment to the Letter Agreement, dated as of June 5, 2012, by and between the GeoEye, Inc. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2012

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).